PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Primero Mining Corp. (“Primero” or the “Company”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company as at and for the three months ended March 31, 2011, as well as the annual audited consolidated financial statements for the year ended December 31, 2010 and corresponding MD&A. Additional information on the Company, including its Annual Information Form for the year ended December 31, 2010, can be found under Primero’s profile at www.sedar.com.

Management is responsible for the preparation of the financial statements and MD&A. The condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). For all periods up to and including the year ended December 31, 2010, the Company prepared its financial statements in accordance with Canadian generally accepted accounting principles “Canadian GAAP”. In accordance with the standard related to first time adoption of IFRS, the Company’s transition date to IFRS was January 1, 2010 and therefore the comparative information for 2010 has been restated in accordance with the Company’s IFRS accounting policies. All dollar figures in this MD&A are expressed in US dollars, unless stated otherwise.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” and “Cautionary statement on forward-looking information” sections at the end of this MD&A.

This MD&A presents financial data on Primero as well as operating and financial data on the San Dimas Mine. The financial data on Primero reflects operations of the San Dimas Mine from August 6, 2010, the date of acquisition. Some of the operating and financial data on the San Dimas Mine relates to the period before Primero’s ownership, and has been derived from internal records. This pre-acquisition information is being provided solely to assist readers to understand possible trends in key performance indicators of the mine. Readers are cautioned that some data presented in this MD&A may not be directly comparable.

This MD&A has been prepared as of May 17, 2011.

First Quarter Highlights

  San Dimas produced 24,083 gold equivalent ounces¹ during the first quarter 2011 compared to 29,334 gold equivalent ounces in the first quarter 2010;

  San Dimas produced 20,498 ounces of gold and 1.23 million ounces of silver during the first quarter 2011, compared to 24,921 ounces and 1.21 million ounces, respectively, during the first quarter 2010;

  San Dimas incurred total cash costs² of $624 per gold equivalent ounce for the first quarter 2011, compared to $467 per gold equivalent ounce in the first quarter 2010. On a by-product basis, cash costs were $491 per gold ounce for the first quarter 2011, compared to $354 per gold ounce for the first quarter 2010;

  The Company earned net income before taxes of $5.1 million for the first quarter 2011, compared to a net loss before taxes of $0.3 million in the first quarter 2010;

  The Company incurred a net loss of $7.9 million ($0.09 per share) for the first quarter 2011, compared to a net loss of $0.3 million ($0.11 per share) for the first quarter 2010. The net loss in the first quarter 2011 is largely due to adverse tax consequences of the silver purchase agreement.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

  The adjusted net loss³ amounted to $7.7 million ($0.09 per share), compared to an adjusted net loss of $0.3 million ($0.11) in the first quarter 2010;

  The Company spent $5.2 million on capital expenditures in the first quarter 2011 mainly on underground development and exploration drilling and drifting. Capital expenditures for 2011 are expected to be approximately $31 million;

  The Company increased its cash position to $65.4 million at March 31, 2011, from $58.3 million at December 31, 2010;

  The Company has implemented, or is working on, a number of strategies to mitigate the adverse tax consequences of the silver purchase agreement. In March 2011, the Company purchased call options on silver at a strike price of $39 to cover two-thirds of the estimated silver sales under the silver purchase agreement over the six months from April 1, 2011 to September 30, 2011. In May 2011, the Company re-filed the 2010 income tax return of its Mexican subsidiary to claim a deduction for 100% of the value assigned to mineral concessions as part of the acquisition of the San Dimas Mine. Furthermore, the Company and its advisers are reviewing a restructuring plan, which is intended to have Mexican taxes computed on realized revenues;

  On March 30, 2011, the union of mill workers went on strike, resulting in a stoppage of mill processing at the San Dimas Mine. The strike was settled on April 30, 2011 and the mill resumed full operations on May 2, 2011. The local union representing the mill workers is one of three local unions at San Dimas. The other two unions, representing the underground mine workers continued to work, so that underground mining, development and exploration activities continued for the duration of the strike. The Company expects that all stock-piled ore will be processed in 2011.
1

“Gold equivalent ounces” include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices received for each period. The ratio for the first quarter 2011 was 343:1 based on the realized prices of $1,387 per ounce of gold and $4.04 per ounce of silver, as per the silver purchase agreement.

2

Total cash costs per gold equivalent ounce and total cash costs on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce are defined as cost of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs on a by-product basis are calculated by deducting the by-product silver credits from operating costs. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. As such, they are unlikely to be comparable to similar measures presented by other issuers. In reporting total cash costs per gold equivalent and total cash costs on a by-product basis, the Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Non-GAAP measure – Total cash costs per gold ounce” below for a reconciliation of cash costs per gold ounce on both a by-product and gold equivalent basis to reported operating expenses (the most directly comparable GAAP measure).

3

Adjusted net earnings and adjusted net earnings per share are non-GAAP measures. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Non-GAAP measure – Adjusted net income (loss)” below for a reconciliation of adjusted net earnings to reported net earnings.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

Overview

Primero is a Canadian-based precious metals producer with operations in Mexico. The Company is focused on building a portfolio of high quality, low cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. Primero currently has one producing property – the San Dimas Mine, which it acquired on August 6, 2010. The Company also has one exploration property, Ventanas, located in Durango State, Mexico.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol P. In addition, Primero has common share purchase warrants which trade on the TSX under the symbol P.WT.

The Company intends to transition from being a single-asset gold producer to becoming an intermediate gold producer. The San Dimas Mine is an established property with a long operating history and a record of reserve replacement, resource conversion and exploration success. The Company plans to achieve its goal of being an intermediate gold producer, with a target of 375,000 ounces of annual gold production by 2013, by increasing production at the San Dimas Mine and completing further acquisitions of precious metals properties primarily in the Americas.

The Company believes that the San Dimas Mine provides a solid production base with immediate opportunities to optimize mine capacity, increase mill throughput and expand production. In January 2011, the Company outlined plans to double annual production to approximately 200,000 ounces (gold equivalent) in 2013. The Company believes that it can continue to expand reserves by focussing new drilling programs on areas of good exploration potential – principally the Sinaloa Graben block and the Arana Hanging Wall.

Recent Corporate Developments

Adoption of IFRS

The Company adopted IFRS effective January 1, 2011. The financial results discussed in this MD&A were prepared in accordance with IFRS unless otherwise stated. A discussion of the Company’s transition to IFRS is presented in the section entitled “Transition to IFRS”. A full set of Primero’s accounting policies in accordance with IFRS is presented in note 2 to the March 31, 2011 condensed consolidated interim financial statements.

Market conditions and impact of declining gold to silver price ratio

Market prices for gold and silver have continued their upward trend as the slow pace of economic recovery, lax monetary policies adopted by the world’s most prominent central banks, European sovereign debt concerns and geopolitical tensions in the Middle East and North Africa, have attracted investor interest to these commodities as a safe haven investment and store of value. During the first quarter 2011, the market prices of gold and silver averaged $1,386 per ounce and $31.86 per ounce, respectively, 25% and 88% higher, respectively, than average prices during the first quarter 2010. Accordingly, the average ratio of gold prices to silver prices has decreased to 43:1 in the first quarter 2011 from 65:1 in the first quarter 2010.

The rise in the price of silver and the decline in the ratio of gold prices to silver prices has had a detrimental impact on the Company because of the silver purchase agreements assumed by the Company when it acquired the San Dimas Mines. As discussed below under “Income taxes”, silver sales under the silver purchase agreement realize approximately $4 per ounce, however, the Company’s provision for income taxes is based on sales at market prices. During the first quarter 2011, the Company realized $5.5 million from silver sales but its income tax provision was based on revenue from silver sales of $49.5 million ($36.06 per ounce). Ignoring any other adjustments to the computation of the income tax provision, the incremental impact of tax calculated on silver at market prices was approximately $13 million in the first quarter 2011. This explains the Company’s effective tax rate in the first quarter 2011.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

The Company is committed to mitigating the tax imbalances arising from the silver purchase agreement and has implemented, or is working on, a number of different strategies to achieve this goal, including:

  Purchasing call options on 1,204,000 ounces of silver at a strike price of $39 per ounce to cover two-thirds of the estimated silver sales under the silver purchase agreement over the six months from April 1, 2011 to September 30, 2011. The call options provide significant protection against the adverse tax consequences of increasing silver prices while at the same time exposing the Company to incremental profits from a potential rise in silver prices. As at March 31, 2011, these call options, which cost $2.2 million, had a market value of $2.9 million. On April 19, 2011, the Company sold its April option contracts for 194,000 ounces for net proceeds of $0.9 million and a gain of $0.8 million.

  Accelerating the tax depreciation of its mineral concessions. On May 13, 2011, the Company re- filed the 2010 tax return of its Mexican subsidiary to claim a deduction for 100% of the $403.6 million tax value assigned to mineral concessions as part of the acquisition of San Dimas. This reduced the Mexican subsidiary’s 2010 taxable income to $nil and creates a loss carry forward of approximately $380 million, which will offset taxable income in 2011 and future years. This strategy will not change the Company’s overall tax provision in the statement of operations, since a reduction in current taxes will be offset by an increase in deferred taxes, however, cash taxes in Mexico will be eliminated until the loss carry-forward is fully utilized. Although this strategy results in a deferral rather than an overall reduction of cash taxes, it provides time to implement a permanent solution and for the gold: silver price ratio to potentially move back to historical levels. In addition, the acceleration protects income from taxation in the current period of unprecedented high commodity prices.

  Considering a plan to restructure its operations and corporate arrangements such that income taxes are assessed based on realized revenues. It is the intention that this would result in a substantial lowering of the effective tax rate for the Company. Subject to an ongoing internal review, Management plans to implement the restructuring during 2011.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

Mill worker stoppage

On March 30, 2011, the union of mill workers declared a strike due to a dispute regarding the mill worker’s bonus structure, resulting in a stoppage of mill processing at the San Dimas Mine. The strike was settled on April 30, 2011 and the mill resumed full operations on May 2, 2011. The local union representing the mill workers is one of three local unions at San Dimas and all three locals are part of the national union Sindicato Nacional de Trabajadores Mineros (the National Mineworkers Union). The other two unions, representing the underground mine workers, had accepted the Company’s bonus structure with similar terms to those proposed to the union of mill workers. Underground mining, development and exploration activities continued undisrupted for the duration of the strike.

The work stoppage resulted in two days lost production in the first quarter 2011, or approximately 500 ounces of gold and 28,000 ounces of silver. Since underground mining continued during the strike, the Company mined 54,255 tonnes of ore, which it started to process through the mill when work resumed. As management planned to operate the mill at about 90% of its design capacity during 2011, the Company expects to be able to continue normal operations and mill the ore mined during the strike before the end of 2011.

Listing on the New York Stock Exchange (“NYSE”)

The Company has made an application to list its common shares on the NYSE and a listings committee hearing has been scheduled for late May 2011.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

Summarized Quarterly Data

	Three Months Ended
	March 31		December 31
	2011	2010	2010
Operating Data¹
Tonnes of ore milled	162,517	145,260	168,875
Produced
Gold equivalent (ounces)	24,083	29,334	24,771
Gold (ounces)	20,498	24,291	21,171
Silver (million ounces)	1.23	1.21	1.21
Sold:
Gold equivalent (ounces)	24,506	29,334	30,480
Gold (ounces)	20,506	24,916	27,329
Silver (million ounces):	1.37	1.21	1.06
Average realized prices:		-
Gold ($/ounce):	$1,387	$1,104	$1,359
Silver ($/ounce):	$4.04	$4.04	$4.04
Total cash costs (per gold ounce):		-
Gold equivalent basis	$624	$467	$645
By-product basis	$491	$354	$524

Financial Data²
(in thousands of US dollars except per share amounts)
Revenues	33,988	-	41,425
Earnings from mine operations	10,912	-	13,250
Net income/(loss)	(7,895)	(318)	6,893
Basic and diluted income/(loss) per share	(0.09)	(0.11)	0.08
Operating cash flows before working capital changes	(1,521)	(159)	14,044
Assets
Mining interests	482,746	222	484,360
Total assets	658,044	1,367	656,733
Liabilities
Long-term liabilities	114,850	-	114,329
Total liabilities	233,275	141	226,687
Equity	424,769	1,226	430,046
Weighted average shares outstanding (basic) (000's)	87,773	2,990	87,703

¹	The San Dimas Mine was acquired by Primero on August 6, 2011. Operating data for the three months ended March 31, 2010 relates to the period before Primero’s ownership.

²

The Company did not have any producing mines before the acquisition of San Dimas. Financial data for the first quarter 2011 are therefore not comparable to the first quarter 2010. For comparison purposes, this table includes data for the three months ended December 31, 2010, the first full quarter of operations under the Company’s ownership.

PRIMERO MINING CORP.
MANAGEMENT’SDISCUSSIONANDANALYSIS
OFFINANCIALCONDITIONANDRESULTSOFOPERATIONS
FORTHETHREE MONTHS ENDED MARCH 31, 2011

Review of Operations

San Dimas Mine

The following table discloses operating data for the San Dimas Mine for the first quarter 2011 and the preceding four quarters. Before August 6, 2010, the San Dimas Mine was owned by Desarrolos Mineros San Luis, S.A. de C.V. (“DMSL”), a subsidiary of Goldcorp Inc., and operating data for all periods up to this date were derived from internal mine records.

	Three months ended
	31-Mar-11	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10
Operating Data
Tonnes of ore milled	162,517	168,875	145,893	152,225	145,260
Average mill head grade (grams/tonne)
Gold	4.03	4.01	4.03	4.45	5.47
Silver	250	236	227	244	273
Average recovery rate (%)
Gold	97%	97%	97%	97%	98%
Silver	94%	94%	94%	94%	95%
Produced
Gold equivalent (ounces)	24,083	24,771	21,790	24,764	29,334
Gold (ounces)	20,498	21,171	18,419	20,918	24,921
Silver (million ounces)	1.23	1.21	1.01	1.11	1.21
Sold
Gold equivalent (ounces)	24,506	30,480	16,070	24,222	29,344
Gold (ounces)	20,506	27,329	12,650	20,483	24,916
Silver (million ounces)	1.37	1.06	1.02	1.08	1.21
Average realized price (per ounce)
Gold	$1,387	$1,359	$1,205	$1,167	$1,104
Silver¹	$4.04	$4.04	$4.04	$4.04	$4.04
Total cash costs (per gold ounce)
Gold equivalent basis	$624	$645	$653	$590	$467
By-product basis	$491	$524	$552	$484	$354

[1]

Due to a silver purchase agreement originally entered into in 2004, for the periods shown, all silver produced was sold to Silver Wheaton Caymans at a fixed price. In the future, as a result of restructuring the silver purchase agreement, Primero will be able to sell some silver production at spot prices, subject to minimum threshold amounts being met (see “Silver purchase agreement” below).

The San Dimas Mine consists of the San Antonio (Central Block), Tayoltita and Santa Rita underground mines located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. The San Dimas district has a long mining history with production first reported in 1757. The typical mining operations employ mechanized cut-and-fill mining with primary access provided by adits and internal ramps from an extensive tunnel system through the steep mountainous terrain.

All milling operations are carried out at a central milling facility at Tayoltita that processes the production from the three active mining areas. The ore processing is by conventional cyanidation followed by zinc precipitation of the gold and silver followed by refining to dore. The mill currently has an installed capacity of 2,100 tonnes per day.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

As at December 31, 2010, total proven and probable mineral reserves1 were estimated at 886,090 ounces of gold and 62.9 million ounces of silver, based on 5.881 million tonnes at an average grade of 4.69 grams of gold per tonne and 332 grams of silver per tonne. Exploration results in the Sinaloa Graben continue to confirm mineralization of a higher grade and in wider veins than average existing reserves. The Company anticipates that within five years the Sinaloa Graben will contribute about 50% of production at San Dimas. The Central Block, which has provided the majority of production for the last few years, continues to be the most prolific area of the mine, accounting for approximately 70% and 60%, respectively, of gold and silver reserves at December 31, 2010.

The total inferred mineral resources estimated as at December 31, 2010, which are in addition to the mineral reserves stated above, were approximately 2.0 million ounces of gold and 179 million ounces of silver, based on 16.853 million tonnes at an average grade of 3.67 grams of gold per tonne and 330 grams of silver per tonne. Gold and silver resources increased by 23% and 16%, respectively, from levels at the end of 2009. In addition to the discovery of new resources, San Dimas has a long history of resource to reserve conversion, with a 90% conversion rate over the last 30 years.

During the first quarter 2011, extensions of the high-grade mineralization in the Sinaloa Graben were discovered. The Sinaloa Graben is in the western block of the San Dimas mine. A north-south tunnel developed in the middle of this block crosscut and provided direct access to this mineralized system. The system is composed of multiple veins, as is characteristic of other blocks in the San Dimas district. So far, two of the veins named Elia and Aranza, have been explored through drilling and drifting obtaining significant results.

The Elia and Aranza veins are new veins that are not known to exist in the adjacent Central Block, currently the main mining area at San Dimas. The Elia and Aranza veins run sub-parallel and are separated by 300 metres.

The Elia vein has been exposed along the exploration drift for 141 metres showing continuous mineralization. A systematic sampling was carried out every 3 metres across the drift. The average grade over 141 metres was 14 grams per tonne of gold and 1,230 grams per tonne of silver.

The Aranza vein has been exposed along the exploration drift for 79 metres showing continuous mineralization. A systematic sampling was carried out every 3 metres across the drift. The average grade over 79 metres was 5.3 grams per tonne of gold and 553 grams per tonne of silver.

Differences between periods in ounces produced are generally due to the extent of exploration and development work carried out in the current and prior periods and the grade of ore being milled.

___________________________________________
1The technical information in respect of the San Dimas Mine has been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The technical information has been included in this MD&A with the consent and prior review of Mr. Velasquez Spring, P. Eng., Senior Geologist, Watts, Griffis and McOuat, who is an independent qualified person. The reserve and resource estimates described in this MD&A were made by Primero and audited by Mr. Velasquez Spring. Information regarding the key assumptions, parameters and methods used to estimate the mineral resources and other information regarding the San Dimas Mine can be found in a report entitled “Technical Report on the Tayoltita, Santa Rita and San Antonio Mines, Durango, Mexico for Primero Mining Corporation”, dated March 11, 2011, prepared by Velasquez Spring, P. Eng and Gordon Watts, which is available under the Company’s profile on SEDAR at www.sedar.com.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

The Company produced 20,498 ounces of gold in the first quarter 2011, 3% less than the fourth quarter 2010 due mainly to the mill workers strike, which resulted in two days of lost production. Gold production in the first quarter 2011 was 18% lower than the first quarter 2010 due to a 26% decrease in grade, offset by a 12% increase in tonnes milled. Most of the production in the first quarter 2011 came from the deep Central Block area where grades in the Roberta and Robertita veins were somewhat below expectations. The Company produced 1.23 million ounces of silver during the first quarter 2011, more than any of the prior four quarters due mainly to higher grade.

Total cash costs per gold ounce on a gold equivalent basis in the first quarter 2011 were $624 per ounce, 3% lower than the fourth quarter 2010 due to a 6% decrease in cash operating costs, offset by a 3% decrease in gold equivalent ounces produced. Compared with the first quarter 2010, total cash costs in the current period were 34% higher due to a 10% increase in cash operating costs and 18% decrease in gold equivalent ounces produced.

Transition Matters

Since August 6, 2010, the majority of transition matters relating to the acquisition of the San Dimas Mine have been resolved. As at the date of this MD&A, the only significant outstanding matters are the permit to operate the aircraft and the registration of surface land rights. In Mexico, aircraft can only be operated through a licensed carrier and the Company is currently operating its aircraft through DMSL’s carrier. The Company is working to acquire its own carrier licence. All real property has been conveyed to the Company. The Company is currently working with DMSL and a Mexican notary public to obtain the Escritura Publica (a public deed) for each lot. Only after the Escritura Publica is obtained and recorded in both the Property Tax Office and the Public Property Registry Office can each lot be encumbered.

The Company is working cooperatively with DMSL and others to resolve the outstanding transition matters as expeditiously as possible.

Ventanas Property

The Company held an option to acquire up to a 70% interest in the Ventanas exploration property pursuant to an agreement originally entered into on May 8, 2007. Concurrent with the acquisition of the San Dimas Mine, the Company acquired all rights to the Ventanas property. The Ventanas property lies in the Ventanas mining district approximately 32 kilometres from the San Dimas Mine. The property is composed of 28 near-contiguous mining concessions covering approximately 35 square kilometres. The Company last drilled the property in 2008 and since then the property has been on care and maintenance.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

Outlook

The Company has reviewed its mine plan in light of the mill workers strike and maintains its full year 2011 guidance:

Gold equivalent production (gold equivalent ounces)	110,000-120,000
Gold production (ounces)	90,000-100,000
Silver production (ounces)	4,500,000-5,000,000
Silver spot sales by Primero¹ (ounces)	500,000-750,000
Gold grade (grams per tonne)	4.8
Silver grade (grams per tonne)	250
Total cash costs (per gold equivalent ounce)	$550 - $570
Total cash costs - by-product (per gold ounce)	$350 - $370

[1]

Concurrent with the acquisition of the San Dimas Mine, the silver purchase agreement was restructured such that for the first four years after the acquisition date, the first 3.5 million ounces of silver produced, plus 50% of the excess over 3.5 million ounces are sold to Silver Wheaton Caymans at a fixed price and the remaining 50% are available to be sold by Primero at market prices. After the fourth year, the threshold increases from 3.5 million ounces to 6 million ounces (see “Silver purchase agreement” below)

[2]	See “Cautionary Statement on Forward-Looking Statement Information” for the assumptions and risks related to the guidance statements

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

Results of Operations

First Quarter Financial Results

	For the three months ended
In thousands of US dollars except per share amounts	March 31		December 31
	2011	2010	2010
	$	$	$
Revenue	33,988	-	41,425
Operating expenses	(15,868)	-	(20,314)
Depreciation and depletion	(7,208)	-	(7,861)
Total cost of goods sold	(23,076)	-	(28,175)
Earnings from mine operations	10,912	-	13,250
General and administration	(4,503)	(323)	(3,441)
Foreign exchange gain/(loss)	(1,569)	-	476
Finance income	21	-	4
Finance expense	(2,949)	-	(3,002)
Gain on derivative contracts	3,127	-	6,551
Other income	11	5	151
Income (loss) before income taxes	5,050	(318)	13,989
Income taxes	(12,945)	-	(7,096)
Net income (loss) for the period	(7,895)	(318)	6,893
Income (loss) per share	(0.09)	(0.11)	0.08
Weighted average number of common shares outstanding - basic and diluted	87,772,801	2,990,099	87,702,892

Prior to the acquisition of the San Dimas Mine in August 2010, the Company did not have any producing mines and did not realize any revenue or earnings from mine operations. Results for the first quarter 2011 are therefore not comparable to the first quarter 2010. The discussion in this section includes comparisons with the three months ended December 31, 2010, which was the first full quarter that the Company operated the San Dimas Mine.

The Company incurred a net loss of $7.9 million ($0.09 per share) in the first quarter 2011, compared with a net loss of $ 0.3 million ($0.11 per share) in the first quarter 2010 and a net income of $6.9 million in the fourth quarter 2010 ($0.08 per share). As a result of the transition to IFRS effective January 1, 2010, net income for the fourth quarter 2010 increased from $1.8 million ($0.02 per share) as reported under Canadian GAAP to $6.9 million mainly due to a gain on derivative contracts of $6.6 million, partly offset by an increase in accretion expense of $1.5 million (see “Transition to IFRS” below).

Adjusted net loss for the first quarter 2011 was $7.7 million ($0.09 per share), compared to an adjusted net loss of $ 0.3 million ($0.11 per share) in the first quarter 2010, and adjusted net income of $2.8 million ($0.03 per share) in the fourth quarter 2010. Non-cash share-based payment expense of $2.3 million ($0.03 per share), has not been excluded in calculating adjusted net earnings for the first quarter 2011.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

Revenue

Revenue was $34.0 million in the first quarter 2011 as a result of selling 20,506 ounces of gold at an average price of $1,387 per ounce and 1.37 million ounces of silver at an average realized price of $4.04 per ounce. On the acquisition of the San Dimas Mine, the Company assumed the obligation to sell silver at below market prices (see “Silver purchase agreement” below). Revenue in the fourth quarter 2010 was generated from selling 27,329 ounces of gold at an average price of $1,359 per ounce and 1.06 million ounces of silver at $4.04 per ounce. While gold production and sales were evenly balanced in the first quarter 2011, in the fourth quarter 2010, the Company sold 6,332 ounces of gold that were produced in the third quarter 2010. In the third quarter 2010, gold sales and production were relatively evenly balanced because the Company sold 7,460 ounces that had been produced by DMSL prior to the acquisition of San Dimas, which offset the 6,332 ounces of gold that were sold in the fourth quarter 2010.

Silver purchase agreement

In 2004, the owner of the San Dimas Mine entered into an agreement to sell all the silver produced at the San Dimas Mine for a term of 25 years to Silver Trading (Barbados) Ltd. (“Silver Trading”) at market prices. Concurrently, in return for upfront payments of cash and shares of Silver Wheaton Corp., Silver Trading entered into an agreement to sell all of the San Dimas Mine’s silver to Silver Wheaton Caymans at the lesser of $3.90 per ounce (adjusted for annual inflation) or market prices. The Company was required to assume these two agreements when it acquired the San Dimas Mine.

These two silver purchase agreements were amended when the Company acquired the San Dimas Mine. Currently, for each of the first four years after the acquisition date, the first 3.5 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. After four years, for the life of the mine, the first 6 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices. The expected cash flows associated with the sale of the silver to Silver Wheaton Caymans at a price lower than the market price have been reflected in the fair value of the mining interests recorded upon acquisition of the San Dimas Mine.

As at March 31, 2011, the Company had delivered 3,007,000 ounces to Silver Wheaton Caymans under the silver purchase agreement.

Expenses

Operating expenses

Operating expenses were $15.9 million in the three months ended March 31, 2011 compared to $nil in the three months ended March 31, 2010, and $20.3 million in the three months ended December 31, 2010. The decrease in operating expenses from the fourth quarter 2010 was in line with the decrease in sales volumes. Cash production costs per gold ounce were $624 and $491, respectively, on a gold equivalent and by-product basis compared to $645 and $524, respectively, in the fourth quarter of 2010.

Operating expenses for the first quarter 2011 and fourth quarter 2010 includes $0.5 million and $0.1 million, respectively, in share-based payments related to options granted to mine site employees in August 2010.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

Depreciation and depletion expense

The depreciation and depletion expense was $7.2 million in the three months ended March 31, 2011 compared to $nil for the three months ended March 31, 2010 and $7.9 million in the fourth quarter 2010. The Company depletes its mineral assets on a units-of-production basis over the estimated life of gold reserves and a portion of gold resources expected to be converted to reserves. For the first quarter 2011 and fourth quarter 2010, the portion of resources used in the depletion calculation was 50%. Historically, over the past 30 years, the San Dimas Mine has converted approximately 90% of resources into reserves. The Company expects depreciation and depletion expense associated with the San Dimas Mine to be approximately $30 million for 2011.

Earnings from mine operations

Earnings from mine operations were $10.9 million in the first quarter 2011 compared with $nil in the first quarter 2010 and $13.3 million in the fourth quarter 2010. The operating margin was approximately the same in the first and fourth quarters, being 32.1% and 32.0%, respectively.

General and administration expenses

General and administration expenses were $4.5 million for the three months ended March 31, 2011, compared to $0.3 million for the three months ended March 31, 2010 and $3.4 million in the fourth quarter 2011. Expenses for the first quarter 2011 and fourth quarter 2010 include $0.1 million and $0.9 million, respectively, of transaction costs related to the acquisition of the San Dimas Mine.

Share-based payment for corporate personnel was $1.8 million for the first quarter 2011 compared to $0.2 million for the first quarter 2010 and $1.3 million in the fourth quarter 2010. Most of the expense in the fourth quarter 2010 and the first quarter of 2011 was due to two sets of stock options which were granted on August 6, 2010, concurrent with the closing of the acquisition of the San Dimas Mine. Other general and administration expenses (excluding transaction costs and share-based payments) were $2.6 million for the three months ended March 31, 2011, compared to $0.2 million for the three months ended March 31 2010 and $1.2 million in the three months ended December 31, 2010. The increase in the first quarter 2011 was due mainly to higher consulting and legal fees (primarily related to the company’s tax planning initiatives), increased employee costs, and the impact on reported general and administrative costs of the appreciating Canadian dollar and Mexican peso.

Finance expense

Finance expense was $2.9 million for the three months ended March 31, 2011, compared to $nil for the three months ended March 31, 2010 and $3.0 million for the three months ended December 31, 2010. The first quarter 2011 and fourth quarter 2010 expense included $1.7 and $1.5 million, respectively, of accretion expense related to the convertible debt and $0.1 million of accretion related to the decommissioning liability. The remaining expense related to interest accrued on the promissory note, VAT loan and convertible debt all issued on the acquisition of the San Dimas Mine (see “Liquidity and Capital Resources” below).

Foreign exchange

The Company incurred a foreign exchange loss of $1.6 million in the first quarter 2011, compared to $nil in the first quarter 2010 and a foreign exchange gain of $0.5 million in the fourth quarter 2010. The foreign exchange loss in Q1 2011 is mainly due to the impact of the appreciating peso on the settlement of the company’s peso-denominated liabilities.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

Gain on derivative contracts

The Company recorded unrealized gains on derivative contracts of $3.1 million in the first quarter 2011 compared to $nil in the first quarter 2010 and $6.6 million in the fourth quarter 2010. The gain in the fourth quarter 2010 and $2.4 million of the gain in the first quarter of 2011 were amounts recognized on mark-to-market adjustments to the fair value of an embedded derivative included in the convertible note. The remaining $0.7 million of the gain in the first quarter 2011 related to unrealized gains on call options. On March 18, 2011, the Company purchased silver call options to provide protection against the adverse tax consequences of increasing silver prices while at the same time exposing the Company to incremental profits from a potential rise in silver prices (see “Recent corporate developments” above). The call options, which cost $2.2 million, had a market value of $2.9 million at March 31, 2011, resulting in an unrealized gain of $0.7 million. Certain of the option contracts were sold in April 2011 for a realized gain of $0.8 million.

Income taxes

Income taxes were $12.9 million for the first quarter 2011 compared with $nil in the first quarter 2010 and $7.1 million in the fourth quarter 2010. The income taxes relate mainly to operations in Mexico. The Company currently computes income taxes in Mexico based on selling all silver produced at the San Dimas Mine at market prices. The Company’s Barbadian subsidiary, Silver Trading, currently incurs losses since it purchases silver at market prices and sells silver to Silver Wheaton Caymans at the lesser of approximately $4 per ounce and market prices, however, there is no tax benefit to these losses since Barbados is a low tax jurisdiction. From a consolidated perspective, therefore, the silver sales to Silver Wheaton Caymans realize approximately $4 per ounce, however, the Company currently records income taxes based on sales at market prices.

The increase in income taxes in the first quarter 2011 from the fourth quarter 2010 was mainly due to selling 310,715 more ounces of silver and a 20% increase in the market price of silver, which increased taxes by $5.3 million. The Company is committed to mitigating the tax imbalances arising from the silver purchase agreement and has implemented, and is working on a number of different strategies to achieve this goal (see “Recent corporate developments” above).

Functional currency

Effective August 6, 2010, upon the acquisition of the San Dimas Mine, the functional currency of all of the Company’s subsidiaries was considered to be the U.S. dollar. The functional currency of the parent company, incorporated in Canada, is considered to be the Canadian dollar. Concurrent with the acquisition of the San Dimas Mine, the Company adopted the U.S. dollar as its presentation currency. In accordance with IFRS, the comparative statements of operations and comprehensive loss and cash flows for each quarter have been translated into the presentation currency using the average exchange rates prevailing during each period, and all comparative assets and liabilities have been translated using the exchange rates prevailing at the balance sheet date. Comparative equity transactions have been translated using the rates of exchange in effect as of the dates of the various transactions.

The results of the Canadian parent company are translated into the presentation currency, U.S. dollars, as follows: all assets and liabilities are translated at the exchange rate prevailing at the balance sheet date; equity balances are translated at the rates of exchange at the transaction dates. All items included in the statement of operations are translated using the average monthly exchange rates unless there are significant fluctuations in the exchange rate, in which case the rate at the date of transaction is used. All differences arising upon the translation to the presentation currency are recorded in the foreign currency translation reserve, a separate component of other comprehensive income.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

Dividend Report and Policy

The Company has not paid any dividends since incorporation and currently has no plans to pay dividends.

Selected Quarterly Financial Data

The following table provides summary unaudited financial data for the last eight quarters.

(in thousand of US$ except for per
share amounts and operating data)	2011		2010				2009¹
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	33,988	41,425	18,853	-	-	-	-	-
Net income (loss)	(7,895)	6,893	(35,630)	(2,401)	(318)	(333)	(238)	(89)
Income (loss) per share	(0.09)	0.08	(0.68)	(0.80)	(0.11)	(0.11)	(0.08)	(0.03)
Cash flow before working capital changes	(1,521)	14,044	(27)	(2,162)	(159)	(318)	(152)	(77)
Cash and cash equivalents	65,380	58,298	55,007	636	1,011	1,018	1,243	83
Total assets	658,044	656,733	638,001	934	1,367	2,800	2,931	1,554
Long-term liabilities	114,850	114,329	120,392	-
Equity	424,769	430,046	422,618	(771)	1,226	2,630	2,822	1,356
Gold produced (ounces)	20,498	21,171	10,772	-	-	-	-	-
Gold sold (ounces)	20,506	27,329	11,845	-	-	-	-	-
Average price realized per ounce	1,387	1,359	1,257		-	-	-	-
Cash cost per gold equivalent ounce	624	645	633	-	-	-	-	-
Cash cost per gold ounce, net of silver by-products	491	524	526	-	-	-	-	-

¹ Financial data for periods before January 1, 2010 are presented in accordance with Canadian GAAP.

Primero did not own a producing mine until it acquired San Dimas on August 6, 2010. Hence the Company generated no revenue and owned no material assets or held any long-term liabilities until Q3 2010. Revenue in Q3 2010 reflected 55 days of operations compared with 92 days in Q4 2010 and 88 days in Q1 2011 (two days of operations were lost in Q1 2011 due to the mill workers strike). Differences between Q1 2011 and Q4 2010 are explained in “Results of operations” above.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

Non – GAAP measure – Total cash costs per gold ounce

The Company has included the non-GAAP performance measures of total cash costs per gold ounce on a gold equivalent ounce and by-product basis, throughout this document. The Company reports total cash costs on a production basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. In presenting cash costs on a production basis, the Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per gold equivalent ounce and total cash costs on a by-product basis per gold ounce to operating expenses (the nearest GAAP measure) per the condensed consolidated interim financial statements.

	Three months ended
	March 31,	December 31
	2011	2010
Operating expenses per the consolidated financial statements ($000's)	15,868	20,314
Fair value adjustment to acquisition date inventory subsequently sold ($000's)	-	(356)
Share-based payment included in operating expenses($000's)	(486)	(76)
Inventory movements and adjustments ($000's)	(351)	(3,898)
Total cash operating costs ($000's)	15,031	15,984
Ounces of gold produced	20,498	21,171
Gold equivalent ounces of silver produced	3,585	3,600
Gold equivalent ounces produced	24,083	24,771
Total cash costs per gold equivalent ounce	$624	$645

Total cash operating costs ($000's)	15,031	15,984
By-product silver credits ($000's)	(4,972)	(4,893)
Cash costs, net of by-product credits ($000's)	10,059	11,091
Ounces of gold produced	20,498	21,171
Total by-product cash costs per gold ounce produced	$491	$524

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

Non – GAAP measure – Adjusted net income (loss)

The Company has included the non-GAAP performance measures of adjusted net income (loss) and adjusted net income (loss) per share, throughout this document. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income (loss) to net income (loss) (the nearest GAAP measure) per the condensed consolidated interim financial statements.

			Three months
	Three months		ended
	ended March 31		December 31
(in thousands of US dollars except per share amounts)	2011	2010	2010
	$	$	$
Net income (loss)	(7,895)	(318)	6,893
Unrealized gain on derivative contracts (net of accretion charged)	(1,419)	-	(4,867)
Foreign exchange loss (gain)	1,569	-	(476)
Transaction costs related to the acquisition of the San Dimas Mine	93	-	886
Fair value adjustment ot acquisition date inventory	-	-	356
Adjusted net income (loss)	(7,652)	(318)	2,792
Adjusted net income (loss) per share	(0.09)	(0.11)	0.03
Weighted average number of common shares outstanding (basic and diluted)	87,772,801	2,990,099	87,702,892

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

Non – GAAP measure - Operating cash flows before working capital changes

The Company has included operating cash flows before working capital changes in this MD&A, which is a non-GAAP performance measure. Non-GAAP performance measures do not have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of operating cash flows before working capital changes to the condensed consolidated interim financial statements.

	Three Months Ended		Three Months Ended
	March 31		December 31
(in thousands of US dollars)	2011	2010	2010
	$	$	$
Cash (used in) provided by operating activities	11,779	(129)	11,517
Less: change in non-cash operating working capital	(13,300)	(30)	2,527
Operating cash flows before working capital changes	(1,521)	(159)	14,044

Liquidity and Capital Resources

As at March 31, 2011, the Company had cash of $65.4 million (December 31, 2010 - $58.3 million) and working capital of $ 49.0 million (December 31, 2010 – working capital of $53.5 million). Net cash flows for the three months ended March 31, 2011 and 2010, as well as the three months ended December 31, 2010 are shown below. The three months ended December 31, 2010 are considered a more useful comparison to the current quarter than the three months ended March 31, 2010 which was prior to the Company’s acquisition of the San Dimas Mine.

	Three months ended		Three months ended
In thousands of US dollars	March 31		December 31
	2011	2010	2010
Cash Flow:	$	$	$
Provided by/(used in) operating activities	11,779	(129)	11,517
Used in investing activities	(5,212)	(10)	(8,988)
Provided by financing activities	84	103	310
Effect of exchange rate changes on cash	431	29	452
Increase/(decrease) in cash	7,082	(7)	3,291
Cash at beginning of period	58,298	1,018	55,007
Cash at end of period	65,380	1,011	58,298

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

Operating activities

During the three months ended March 31, 2011, the Company’s net cash inflow from operating activities was $11.8 million. The Company recorded a net loss of $7.9 million, which, adjusted for non-cash items, resulted in cash outflows of $1.5 million before changes in working capital. This amount mainly comprised cash earnings from mine operations of $18.7 million, offset by cash general and administrative costs of $3.0 million, current income taxes of $14.2 million and cash interest expense of $0.3 million. The change in non-cash working capital was an inflow of $13.3 million. This inflow was mainly due to collecting $7.9 million of receivables and a $6.2 million increase in accounts payable and accrued liabilities.

Working capital adjustment

The Asset Purchase Agreement for the San Dimas Mine provides that there is an adjustment to the purchase price to the extent that net working capital was different at August 5, 2010 than at March 31, 2010. Net working capital is defined as the sum of trade accounts receivable, inventory and prepaid expenses, less the sum of accounts payable and accrued payroll and other current liabilities. The parties agreed in February 2011 that the net working capital adjustment was $3.9 million, payable by Primero to DMSL. This amount comprised an increase in inventory of $5.7 million, partly offset by changes in other current assets and liabilities of $1.8 million. The Company sold the inventory prior to December 31, 2010.

Investing activities

Cash outflows for investing activities, being capital expenditures at the San Dimas Mine, were $5.2 million for the three months ended March 31, 2011 compared with $9.0 million in the three months ended December 31, 2010. The majority of the expenditures in the first quarter 2011 and approximately 50% of expenditures in the fourth quarter 2010 were for exploration and underground development. The remaining expenditures in the fourth quarter 2010 were mainly for machinery and equipment.

The Company expects to spend approximately $31 million on capital expenditures in 2011, including about $23 million for underground development and exploration drilling and drifting. This will increase the number of working faces and expand ore throughput to the mill. The remainder of capital expenditures in 2011 comprise sustaining capital of $6 million and capital projects of $2 million. The Company expects to spend approximately the same amounts on capital expenditures in 2012 and 2013 as 2011.

Financing activities

The Company realized inflows from financing activities of $0.1 million, $0.1 million and $0.3 million, respectively, in the first quarter 2011, first quarter 2010 and fourth quarter 2010 from the exercise of warrants. At March 31, 2011, the Company had warrants for 457,074 shares outstanding, which are exercisable at $1.60 or $2.00, and expire on July 2, 2011. The Company expects these warrants to be exercised in the second and third quarters 2011.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

Debt

On August 6, 2010, in connection with the acquisition of the San Dimas Mine, the Company issued the following debt instruments to DMSL:

(i)

A convertible note for $60 million with an annual interest rate of 3%. The convertible note may be converted, up to the maturity date (being the Initial Maturity Date or the Second Maturity Date, as defined below), at any time by DMSL at a conversion price of Cdn$6.00 per share. In determining the number of common shares to be issued on conversion, the principal amount to be translated will be converted into Canadian dollars by multiplying that amount by 1.05.

On the first anniversary of the note (“Initial Maturity Date”), the convertible note will be repayable in cash or, at the option of Primero and subject to shareholder approval, in common shares at 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Initial Maturity Date (the “Maturity Conversion Price”). If on the Initial Maturity Date, Primero serves notice to convert, DMSL has the right to extend the Initial Maturity Date until the second anniversary of the note (the “Second Maturity Date”). If DMSL elects to extend the maturity date, the Company may (1) pay the principal amount in cash immediately or (2) convert the debt to shares on the Second Maturity Date at a price equal to the greater of a) the Maturity Conversion Price and b) 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Second Maturity Date.

In accordance with IAS 39, Financial Instruments: recognition and measurement, the convertible note is considered to contain an embedded derivative. The derivative is the conversion option which is set at a fixed exchange rate to US dollars from the Canadian dollar-denominated shares. The carrying amount of the debt, on initial recognition, is calculated as the difference between the proceeds of the convertible debt as a whole and the fair value of the embedded derivative. Subsequent to initial recognition, the derivative component is re-measured at fair value at each balance sheet date while the debt component is accreted to the face value of the debt using the effective interest rate through periodic charges to interest expense over the initial one-year term of the debt. Accretion in the three months ended March 31, 2011 was $1.7 million.

(ii)

A promissory note for $50 million with an annual interest rate of 6%. The promissory note is repayable in four annual instalments of $5 million, starting on December 31, 2011, with the balance of principal due on December 31, 2015. In addition to the annual instalments, the Company is required to pay 50% of annual excess free cash flow (as defined in the promissory note) against the principal balance.

Pursuant to the terms of the promissory note and the convertible debt, the Company is required to maintain the following financial covenants:

•	Tangible net worth as at the end of each fiscal quarter of at least $400 million, and
•	Commencing on the quarter ending September 30, 2011, free cash flow of at least $10 million, calculated on a rolling four fiscal quarter basis.

Tangible net worth means equity less intangible assets. Free cash flow means cash flow from operating activities as reported in the consolidated statement of cash flows, less the aggregate of capital expenditures at the San Dimas Mine, principal and interest on the promissory note and convertible debt and up to $5 million per year on account of acquisition opportunities. The Company was in compliance with these financial covenants at March 31, 2011.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

On August 6, 2010, the Company borrowed $70 million from The Bank of Nova Scotia under a non-revolving term credit facility to partly pay $80.6 million of VAT due to the Mexican government on the acquisition of the San Dimas Mine. VAT is a refundable tax, which the Company expects to fully recover during 2011. The credit facility bears interest at Canada’s base rate plus 0.75% or LIBOR plus 1.75%, depending upon the Company’s choice of type of loan availment, and it is repayable from the proceeds of VAT refunded by the Mexican government, with the balance of principal due on August 6, 2011. Goldcorp Inc. has guaranteed repayment of the credit facility.

Liquidity Outlook

As at March 31, 2011, the Company had working capital of $49.0 million and the Company expects that these resources, as well as ongoing cash flow from the San Dimas Mine, will be sufficient to fund its operations for the foreseeable future. The current high commodity price environment would normally be beneficial to a precious metals producer. The recent rise in the price of silver and the decline in the gold to silver price ratio have, however, decreased the Company’s cash flows due to the negative tax consequences of the silver purchase agreement. Everything else being equal, each $1 increase in the market price of silver reduces the Company’s cash flow from sales under the silver purchase agreement by $0.30 per ounce. The Company is committed to mitigating these unfavourable tax consequences and has implemented, or is working on, a number of strategies to achieve this objective (see “Recent corporate developments” above). If these strategies are successful, the Company expects that the negative tax effects of the silver purchase agreements will be ameliorated and cash flow will be improved. In addition, during the second and third quarters of 2011, the Company will be eligible to sell some of its silver at market prices, which will increase its cash flows without adding to its tax burden.

In the longer term, the Company intends to transition from being a single-asset gold producer to becoming an intermediate gold producer. The Company plans to achieve its goal of being an intermediate gold producer, with a target of 375,000 ounces of annual gold production by 2013, by increasing production at the San Dimas mine and by making further acquisitions of precious metals properties in the Americas. To achieve this goal the Company may require additional financing.

Related party transactions

As discussed above (see “Liquidity and capital resources - Debt” section), the Company issued a promissory note for $50 million and a convertible note for $60 million to DMSL as part of the acquisition of the San Dimas Mine; at that point in time, DMSL was not considered to be a related party of the Company. DMSL is now considered to be a related party as its parent corporation, Goldcorp Inc. owns approximately 36% of the Company’s common shares. Interest accrues on the promissory and convertible notes, with interest accruals totalling $1.2 million during the first quarter 2011.

An amount of $1.3 million was paid to DMSL during the period under a transition services agreement between the Company and DMSL. This amount is considered to be at fair value.

Share Capital

Shares Issued

During the three months ended March 31, 2011, the Company issued 41,666 common shares for proceeds of $0.1 million upon the exercise of common share purchase warrants.

Outstanding share data

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

Total equity
Total equity as at March 31, 2011 was $424.8 million compared with $430.0 million as at December 31, 2010.

Share capital
As at March 31, 2011, the Company had 87,780,671 common shares outstanding. As at the date of this MD&A, the total number of common shares outstanding was 87,884,490.

Options
As at March 31, 2011, the Company had 8,283,240 options outstanding with a weighted average exercise price of Cdn$5.59. As at the date of this MD&A, the total number of options outstanding was 8,283,240, of which 2,936,081 are exercisable.

Common share purchase warrants
As at March 31, 2011, the Company had a total of 21,734,026 common share purchase warrants outstanding with a weighted average exercise price of Cdn$7.83 per share. As at the date of this MD&A, the total number of common share purchase warrants outstanding is 21,630,205, all of which are exercisable.

Convertible note
As at March 31, 2011, the Company had a $60 million convertible note outstanding (see “Liquidity and capital resources – Debt”). The convertible note may be converted, up to the maturity date, at any time by the holder, DMSL, at a conversion price of Cdn$6.00 per share. Therefore, if DMSL makes such an election, the Company will issue 10,500,000 common shares to DMSL. In determining the number of common shares to be issued on conversion, the principal amount to be translated will be converted into Canadian dollars by multiplying that amount by 1.05.

Subject to shareholder approval, Primero also has the option to convert the note into common shares on the maturity date at a conversion price based on 90% of the volume weighted average price for the five trading days before the maturity date. Shareholders will be asked to approve the potential repayment of the note in common shares at the Company’s annual general meeting on May 17, 2011.

Off-balance sheet arrangements
The Company does not currently have any off-balance sheet arrangements.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

Changes in Accounting Policies

March 31, 2011 is Primero’s first reporting period under IFRS. Accounting standards effective for periods beginning on or after January 1, 2011 have been adopted as part of the transition to IFRS.

Recent pronouncements issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following standard may have an impact on the Company: As of January 1, 2013, Primero will be required to adopt IFRS 9, “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The adoption of this standard should not have a material impact on Primero’s consolidated financial statements.

Transition to IFRS

For all periods up to and including the year ended December 31, 2010, the Company prepared its financial statements in accordance with Canadian GAAP. These financial statements, for the three months ended March 31, 2011, are the first financial statements the Company has prepared in accordance with IFRS.

Accordingly, the Company has prepared financial statements which comply with IFRS applicable for periods beginning on or after January 1, 2011, as described in the accounting policies listed in Note 2 to the March 31 condensed consolidated interim financial statements. In preparing these financial statements, the Company’s opening statement of financial position was prepared as at January 1, 2010, the Company’s date of transition to IFRS. The principal adjustments made by the Company in restating its Canadian GAAP statement of financial position as at January 1, 2010 and its previously published Canadian GAAP financial statements for the year ended December 31, 2010, and the three-month period ended March 31, 2011 are described in Note 15 to the March 31, 2011 condensed consolidated interim financial statements. Below is a summary of adjustments posted upon transition to IFRS:

Adjustment 1 – 275,000 post-consolidation options were awarded in July 2009 which, under both Canadian GAAP and IFRS are considered to have a grant date of June 28, 2010 (when amendments to the stock option plan, which were required before the options could be exercised, were approved by the Company’s shareholders). Canadian GAAP requires the expense relating to these options to be charged to the statement of operations from the grant date. However, IFRS requires compensation expense to be charged to the statement of operations with respect to stock-based compensation prior to the grant date if services are already being received with respect to the award. As such, under IFRS a compensation expense should have been recorded with respect to these options starting from July 9, 2009. The impact of this difference is an increase to opening deficit and contributed surplus of approximately $0.8 million, $1 million, and $0.1 million at January 1, 2010, March 31, 2010 and December 31, 2010 respectively. The impact of this difference in the three months ended March 31, 2010 was an increase in the share-based payment expense of $0.2 million as compared to Canadian GAAP.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

Adjustment 2 - Upon the transition to IFRS, the Company has changed its accounting policy relating to exploration and evaluation expenditures. Under Canadian GAAP the Company deferred all expenditures related to its mineral properties until such time as the properties were put into commercial production, sold or abandoned. The policy of the Company under IFRS is to defer only those costs which are expected to be recouped by future exploitation or sale or, where the costs have been incurred at sites where substantial exploration and evaluation activities have identified a mineral resource with sufficient certainty that permit a reasonable assessment of the existence of commercially recoverable reserves.

This change has resulted in $1.4 million of costs previously deferred in relation to the Company’s Ventanas property being expensed; this is an adjustment to opening deficit in the January 1, 2010 balance sheet of the Company.

Adjustment 3 – Under IFRS, the convertible debt issued to DMSL is considered to include an embedded derivative. The derivative is the conversion option which is set at a fixed exchange rate from US dollars to the Canadian-dollar denominated shares. The carrying amount of the debt, on initial recognition, is calculated as the difference between the proceeds of the convertible debt as a whole and the fair value of the embedded derivative. Subsequent to initial recognition, the derivative component is re-measured at fair value at each balance sheet date while the debt component is accreted to the face value of the debt using the effective interest rate. Under Canadian GAAP, no embedded derivative was recognized; instead the debt was split between its debt and equity portions.

The adjustment booked upon transition to IFRS eliminated the equity portion of $1.7 million and recognized a derivative liability, as well as the associated movements in the statement of operations and comprehensive loss as the derivative liability is marked-to-market at each reporting period. The liability originally recognized under IFRS (net of the embedded derivative) was less than the amount originally recognized under Canadian GAAP by $5.2 million, resulting in a larger accretion expense under IFRS. Additional accretion of $2.0 million was recorded under IFRS in the year ended December 31, 2010 and a mark-to-market gain of $4.3 million was recognized in the same period resulting in a net impact of an increase in income of $2.3 million.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management has identified the following critical accounting policies and estimates; many of these accounting policies were relevant to the Company for the first time in 2010, with the acquisition of the San Dimas Mine.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

Inventories

Finished goods, work-in-process and stockpiled ore are valued at the lower of average production cost and net realizable value.

The Company records the costs of mining ore in process as work-in-process inventories measured at the lower of cost and estimated net realizable value. These costs are charged to earnings and included in operating expenses on the basis of ounces of gold recovered. The estimates and assumptions used in the measurement of work-in-process inventories include quantities of recoverable ounces of gold and silver in the mill processing circuits and the price per gold ounce expected to be realized when the ounces of gold are recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the carrying amounts of its work-in-process inventories, which would reduce the Company’s earnings and working capital. At March 31, 2011, the average costs of inventories are significantly below their net realizable values.

Mining interests and impairment testing

The Company records mining interests at cost. Exploration costs are capitalized where they meet the Company’s criteria for capitalization.

A significant portion of the Company’s mining properties are depleted using the units-of-production method. Under the units-of-production method, depletion of mining properties is based on the amount of reserves expected to be recovered from the mines. If estimates of reserves expected to be recovered prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write down the carrying amounts of its mining properties, or to increase the amount of future depletion expense, both of which would reduce the Company’s earnings and net assets.

The Company reviews and evaluates its mining properties for impairment annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. This assessment is based on the expected discounted future net cash flows to be generated from the mines. If the Company determines there has been an impairment because its prior estimates of future net cash flows have proven to be inaccurate, due to reductions in the metal price forecasts, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs may not be recovered based on current economics or permitting considerations, the Company would be required to write down the carrying amounts of its mining properties, which would reduce the Company’s earnings and net assets. At March 31, 2011, the Company assessed the change in factors which may indicate a need for impairment at each of its mining properties, and noted there were no impairment triggers which would warrant an impairment test.

Plant and equipment are depreciated over their estimated useful lives. In some instances, the estimated useful life is determined to be the life of mine in which the plant and equipment is used. If estimates of useful lives including the economic lives of mines prove to be inaccurate, the Company could be required to write down the carrying amounts of its plant and equipment, or to increase the amount of future depreciation expense, both of which would reduce the Company’s earnings and net assets.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

Fair value of assets purchased in a business combination

The Company’s business combinations are accounted for using the acquisition method of accounting whereby assets acquired and liabilities assumed are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. No goodwill has been recorded to date.

Assumptions underlying fair value estimates are subject to significant risks and uncertainties, which if incorrect could lead to an overstatement of the mineral properties of the Company which would then be subject to an impairment test as described above.

Reclamation and closure cost obligations

The Company has an obligation to reclaim its mining properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. IFRS requires the Company to recognize the fair value of a liability for a decommissioning liability, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as liabilities when the liabilities are incurred and increases the carrying values of the related assets by the same amount. At the end of each reporting period, the liabilities are increased to reflect the passage of time (accretion expense). Adjustments to the liabilities are also made for changes in the estimated future cash outflows underlying the initial fair value measurements which result in a corresponding change to the carrying values of the related assets. The capitalized asset retirement costs are amortized to earnings over the life of the related assets using the units-of-production method.

Deferred tax assets and liabilities

The Company recognizes the future tax benefit related to deferred income tax assets and sets up a valuation allowance against any portion of those assets that it believes is not more likely than not to be realized. Assessing the recoverability of deferred income tax assets requires management to make significant estimates related to expectations of future taxable income, applicable tax strategies and the expected timing of the reversals of existing temporary differences. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management.

The Company recognizes current income tax benefits when it is more likely than not, based on technical merits, that the relevant tax position will be sustained upon examination by applicable tax authorities. The more likely than not criteria is a matter of judgment based on the individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

The recoverability of deferred income tax assets and the recognition and measurement of uncertain tax positions are subject to various assumptions and management judgment. Actual results may differ from these estimates. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded at March 31, 2011.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

Share-based payments

For equity-settled awards, the fair value of the award is charged to the statement of operations and credited to contributed surplus rateably over the vesting period, after adjusting for the number of awards that are expected to vest. The fair value of the awards is determined at the date of grant using the Black-Scholes option pricing model. To the extent that the inputs into the Black-Scholes pricing model are inaccurate, there could be an increase or decrease to the share-based payment charge to the statement of operations.

Capital management

There have been no significant changes in the Company’s objectives, policies and processes for managing its capital, including items the Company regards as capital, during the three months ended March 31, 2011. At March 31, 2011, the Company expects its capital resources and projected cash flows from continuing operations to support its normal operating requirements on an ongoing basis, planned development and exploration of its mineral properties, and other expansionary plans. At March 31, 2011, there were no externally imposed capital requirements to which the Company is subject and with which the Company had not complied.

Financial instruments

The Company’s financial instruments at March 31, 2011 consist of cash and cash equivalents, trade and other receivables, current derivative assets, trade and other payables, derivative liabilities, the VAT loan, the convertible note and the promissory note.

At March 31, 2011, the carrying amounts of trade and other receivables, trade and other payables, and the VAT loan are considered to be reasonable approximation of their fair values due to their short-term nature.

The fair value of the warrants and phantom share plan liability was calculated based on the fair value of the units at the reporting date calculated using the Black Scholes pricing model.

Derivative instruments

The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at March 31, 2011, other than those discussed below.

i)	Derivative contracts on silver

On March 18, 2011, the Company entered into a series of monthly call option contracts to purchase 1,204,000 ounces of silver at $39 per ounce for total cost of $2.2 million. These contracts were designed to cover approximately two-thirds of the monthly silver production sold to Silver Wheaton Caymans over the period April 1, 2011 to September 30, 2011. The fair value of this derivative asset was $2.9 million at March 31, 2011, based on current and available market information. As such, a net gain of $0.7 million has been recognized as an unrealized mark-to-market gain on the outstanding contracts at March 31, 2011 in the statement of operations.

ii)	Convertible note held with DMSL

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

At March 31, 2011, the fair value of the conversion feature of the convertible note was $0.2 million, shown as a non-current derivative liability. This resulted in an unrealized gain on this non-hedge derivative of $2.4 million during the three months ended March 31, 2011.

The fair value of the convertible note liability was determined using a statistical model, which contains quoted prices and market-corroborated inputs. The fair value of the promissory note upon initial recognition was considered to be its face value.

Risks and uncertainties

Financial instrument risk exposure

The following describes the types of financial risks to which the Company’s financial instruments are exposed and its objectives and policies for managing those risk exposures:

(a)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash. To mitigate exposure to credit risk on financial assets, the Company limits the concentration of credit risk, ensures non-related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk with non-related parties. The Company invests its cash in highly rated financial institutions and sells its products exclusively to organizations with strong credit ratings. Those with whom trade receivables balances are held, previously transacted with the former owners of the mine, and the history of default was minimal, as such, the credit risk associated with trade receivables at March 31, 2011 is considered to be negligible. The $80.6 million VAT receivable is due from the Government of Mexico and is considered to be fully recoverable.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company is developing a planning, budgeting and forecasting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansionary plans.

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments at March 31, 2011:

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

(in thousands of US dollars)	March 31, 2011				December 31 2010
	Within		Over
	1 year	2-5 years	5 years	Total	Total
	$	$	$	$	$
Trade and other payables (excluding interest)	40,122	-	-	40,122	37,358
Convertible debt and interest	1,800	61,800	-	63,600	63,600
Promissory note and interest	9,208	54,000	-	63,208	63,208
VAT loan and interest	70,168	-	-	70,168	71,540
Minimum rental and operating lease payments	1,167	1,009	-	2,176	2,661
Reclamation and closure cost obligations	-	-	17,064	17,064	17,064
Commitment to purchase plant and equipment	2,869	-	-	2,869	1,733
	125,334	116,809	17,064	259,207	257,164

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations and collection of receivables. In 2011, the Company expects to recover its $80.6 million VAT receivable, which it will use to repay the $70.2 million VAT loan and accrued interest.

(c)	Market risk

	(i)	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the operations. Gold is sold in U.S. dollars and costs are incurred principally in U.S. dollars and Mexican pesos. The appreciation of the Mexican peso against the U.S. dollar can increase the costs of gold production and capital expenditures in U.S. dollar terms. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk. The Company’s equity is denominated in Canadian dollars; the convertible U.S. dollar debt held by DMSL is convertible into equity at a fixed Canadian dollar price, as such the Company is subject to currency risk if the Canadian dollar depreciates against the U.S. dollar.

During the three months ended March 31, 2011, the Company recognized a loss of $1.6 million on foreign exchange (three months ended March 31, 2010 - loss of $nil).

The Company does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

(ii)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. The Company has limited interest rate risk as the net exposure of financial instruments subject to floating interest rates is not material.

(iii)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on metal prices for gold and silver. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world. This risk includes the fixed price contracted sales of silver and associated taxation. In March 2011, the Company entered into a series of call options to purchase silver at pre- determined US dollar amounts in order to protect against the adverse tax consequences of increasing silver prices (see ``Financial instruments – derivative instruments`` and “Silver purchase agreement” above) while at the same time exposing the Company to incremental profits from a potential rise in silver prices.

Other risks and uncertainties

There were no changes to the Company’s exposure to other risks and uncertainties, including risks relating to the Company`s foreign operations, government regulations and environmental regulation, as described in the 2010 year end MD&A.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

Internal controls over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Other than changes related to the Company’s IFRS transition plan, there have been no changes in internal control over financial reporting during the three months ended March 31, 2011 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Disclosure controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. Subject to the limitation noted below, the Company’s Chief Executive Office and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as at March 31, 2011 and have concluded that these disclosure controls and procedures are effective.

In accordance with NI 52-109, a company may limit its design of disclosure controls and procedures and internal controls over financial reporting to exclude the controls, policies and procedures of a business that it acquired less than 365 days previously. The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures at the San Dimas Mine, which was purchased on August 6, 2010. The San Dimas Mine constitutes approximately 90% of total assets, 90% of net assets, 100% of earnings from mine operations and 65% of net loss of the consolidated financial statement amounts as at and for the three months ended March 31, 2011.

Cautionary Statement on Forward-Looking Statement Information

Certain statements made and information contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws, for example, references to the possibility of acquiring producing or near-term producing precious metals assets, future gold and silver production and the Company’s ability to mitigate the tax imbalances arising from the silver purchase agreement. Forward–looking information and statements in this MD&A include those that relate to:

  the ability of the Company to expand production at the San Dimas Mine , the ability of the Company to successfully operate the San Dimas Mines, the ability of the Company to identify appropriate acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms, the actual results of exploration activities, including the ability of the Company to continue the historical conversion of resources to reserves at the San Dimas Mine, actual results of reclamation activities at the San Dimas Mine, the estimation or realization of Mineral Reserves and Resources, guidance in respect of the amount of estimated future production, capital expenditures and costs, including forecasted cash costs,

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

  the timing of the development of new mineral deposits,
  the ability of the Company to implement restructuring initiatives to lower its effective tax rate and increase cash flows, the Company’s requirements for additional capital and ability to complete future financings, future prices of precious metals and the gold: silver price ratio, expected ore grades, recovery rates, and throughput,
  that plant, equipment or processes will operate as anticipated, accidents, labour disputes, road blocks and other risks of the mining industry, the ability of the Company to obtain governmental approvals or permits in connection with the continued operation and development of the San Dimas Mine, the ability of the Company to comply with environmental, safety and other regulatory requirements, the completion of development or construction activities,
  that tax authorities will not challenge the Company’s filing position in its tax returns, the ability of the Company to restructure in order to reduce its effective tax rate, expectations regarding currency fluctuations,
  title disputes relating to the Company’s properties,
  the timing and possible outcome of pending litigation,
  the Company’s plan to list on the NYSE.

Such forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this MD&A; assumptions relating to the processing in 2011 of ore stock-piled during the labour dispute earlier this year, the existence of companies that may wish to dispose of producing or near-term producing precious metals assets; that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; that there are no disruptions in the supply of power from the Las Truchas power generation facility, whether as a result of damage to the facility or unusually limited amounts of precipitation; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this press release; that prices for gold and silver remain consistent with the Company's expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company's current expectations; that production meets expectations; that Company’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and Sinaloa Graben; that the geology and vein structures in the Sinaloa Graben are as expected; that the Company completes the Sinaloa Graben/Central Block tunnel; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; that there are no material variations in the current tax and regulatory environment; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

No assurance can be given as to whether these assumptions will prove to be correct. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of the mill expansion, exploration and development plans; insufficient capital to complete mill expansion, development and exploration plans; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; inability to complete the Sinaloa Graben/Central Block tunnel or other development; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company's stock price; landowner dissatisfaction and disputes; delays in permitting; damage to equipment; labour disruptions; interruptions. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Investors are advised to carefully review and consider the risk factors identified in this MD&A under the heading “Risks and uncertainties” and in the Company’s Annual Information Form, dated March 29, 2011, under the heading “Risk Factors” for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Investors are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A. The forward-looking information and statements contained in this MD&A are made as of the date hereof and, accordingly, are subject to change after such date.

The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

Cautionary Note for United States Investors

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is subject to certain rules and regulations issued by Canadian Securities Administrators. The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, on security of samples and mineral reserve estimates under NI 43-101. Further, the Company describes any mineral resources associated with its properties utilizing terminology such as “inferred” or “indicated” which are terms recognized by Canadian regulators under NI 43-101 but not recognized by the United States’ Securities and Exchange Commission.

On behalf of the Board

_______________________
Joseph F. Conway
President, CEO and Director